FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2015

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F      X      Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding transaction progress of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on January 9, 2015.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON PROGRESS OF THE TRANSACTION

On 13 October 2014, Huaneng Power International, Inc. (the “Company”) executed the “Agreement on the Transfer of Equity Interests of Certain Companies between China Huaneng Group and Huaneng Power International, Inc.” with China Huaneng Group (“Huaneng Group”), and the “Agreement on the Transfer of Equity Interests of Certain Companies between Huaneng International Power Development Corporation and Huaneng Power International, Inc.” and the “Agreement on the Transfer of 60% equity interests in Huaneng Chaohu Power Generation Co. Ltd. between Huaneng International Power Development Corporation and Huaneng Power International, Inc.” with Huaneng International Power Development Corporation (“HIPDC”) (the abovementioned three agreements are collectively referred to as the “Transfer Agreements”).

Pursuant to the Transfer Agreements, the Company acquired from Huaneng Group the 91.8% equity interests in Huaneng Hainan Power Inc. (“Hainan Power”), the 75% equity interests in Huaneng Wuhan Power Generation Co. Ltd. (“Wuhan Power”), the 53.45% equity interests in Huaneng Suzhou Thermal Power Co. Ltd. (“Suzhou Thermal Power”), the 97% equity interests in Enshi Qingjiang Dalongtan Hydropwer Development Co. Ltd. (“Dalongtan Hydropower”) and the 100% equity interests in Huaneng Hualiangting Hydropower Co., Ltd. (“Hualiangting Hydropower”) (all of which were owned by Huaneng Group) at a consideration of RMB7,337,647,400, and acquired from HIPDC the 60% equity interests in Huaneng Chaohu Power Generation Co. Ltd. (“Chaohu Power”), the 100% equity interests in Huaneng Ruijin Power Generation Co., Ltd. (“Ruijin Power”), the 100% equity interests in Huaneng Anyuan Power Generation Co., Ltd. (“Anyuan Power”), the 100% equity interests in Huaneng Jingmen Thermal Power Co., Ltd. (“Jingmen Thermal Power”) and the 100% equity interests in Huaneng Yingcheng Thermal Power Co., Ltd. (“Yingcheng Thermal Power”) (all of which were owned by HIPDC) at a consideration of RMB1,938,178,900 (collectively, the “Transaction”).

The Transaction constituted a discloseable and connected transaction of the Company. For details of the Transaction, please refer to the announcement and circular regarding the discloseable and connected transaction of the Company dated 14 October 2014 and 13 November 2014, respectively.

The Transaction has recently been completed. According to the Transfer Agreements, the Company had paid 50% of the consideration of the Transaction to Huaneng Group and HIPDC, respectively.

Following completion of the Transaction, the Company owns 91.8% equity interests in the registered capital of Hainan Power, 75% equity interests in the registered capital of Wuhan Power, 53.45% equity interests in the registered capital of Suzhou Thermal Power, 97% equity interests in the registered capital of Dalongtan Hydropower, 100% equity interests in the registered capital of Hualiangting Hydropower, 60% equity interests in the registered capital of Chaohu Power, 100% equity interests in the registered capital of Ruijin Power, 100% equity interests in the registered capital of Anyuan Power, 100% equity interests in the registered capital of Jingmen Thermal Power and 100% equity interests in the registered capital of Yingcheng Thermal Power. The Company’s controlled generation capacity was increased by 7,787.5 MW and the equity based generation capacity was increased by 6,437.7 MW correspondingly. To this, the Company’s controlled generation capacity reaches 78,272 MW and the equity based generation capacity reaches 70,195 MW.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Guo Junming
(Non-executive Director)
Liu Guoyue
(Executive Director)
Li Shiqi
(Non-executive Director)
Huang Jian
(Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Li Song
(Non-executive Director)

Li Zhensheng
(Independent Non-executive Director)
Qi Yudong
(Independent Non-executive Director)
Zhang Shouwen
(Independent Non-executive Director)
Yue Heng
(Independent Non-executive Director)
Zhang Lizi
(Independent Non-executive Director)

Beijing, the PRC
9 January 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming
Title: Company Secretary

Date:  January 9, 2015